EXHIBIT A
JOINT FILING AGREEMENT

Each of the undersigned hereby consents and agrees to the joint filing of this Schedule 13D, including any amendments thereto, relating to the common shares, par value $0.01 per share, of Performance Shipping Inc.

Date:  April 21, 2023

MANGO SHIPPING CORP.

By:	/s/ Aliki Paliou
Name: Aliki Paliou
Title: Authorized Representative

ALIKI PALIOU

By:	/s/ Aliki Paliou